UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

January 2002

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-s(b): 82-______.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date: February, 4th 2002	By: /s/ Charles Paris de Bollardière Name: CHARLES PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	The Dolphin Project: signature of a production sharing agreement (December 24, 2001)

•	EXHIBIT 99.2:	Sincor Project Facilities completed in Venezuela (January 7, 2002)

•	EXHIBIT 99.3:	TotalFinaElf Reorganizes Industrial Safety, Sustainable Development and the Environment Division (January 16, 2002)

•	EXHIBIT 99.4:	TotalFinaElf and Russia’s Yukos Partner in Black Sea Deep Offshore Venture (January 25, 2002)

•	EXHIBIT 99.5:	Syria: Start-up of the Deir Ez Zor gas project (January 28, 2002)

•	EXHIBIT 99.6:	Preliminary Fourth Quarter and 2001 Results (January 30, 2002)